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                                                                    Exhibit 99.3

                                                               December 18, 2001


The Independent Allocation Committee of the Board of Directors
     of the Board of Trade of the City of Chicago, Inc.
The Board of Directors of the Board of Trade of the City of Chicago, Inc. 141 West Jackson Blvd.
Chicago, IL 60604

Gentlemen:

     Reference is made to our opinion (the "Opinion") dated and delivered to you on September 24, 2001. We are writing in response to your request-in connection with the Independent Allocation Committee's update of its recommendation with respect to the Allocation to Members of shares of common stock of CBOT Holdings in respect of their Memberships in connection with their Restructuring Transactions-that we update the Opinion. Defined terms used and not defined herein have the definitions ascribed to them in the Opinion.

     For purposes of responding to your request, we have reviewed such matters as we have deemed necessary or appropriate, including the trading volume activity of holders of the various membership classes and trading prices for the various membership classes since September 24, 2001, the draft dated as of December 14, 2001 of the Registration Statement of CBOT Holdings, Inc. on Form S-4 relating to the proposed issuance of shares of Class A common stock of CBOT Holdings, Inc., and any developments since September 24, 2001 with respect to demutualizations of other exchanges. We have also made inquiry of the CBOT as to any substantive changes since September 24, 2001, to membership rights, dues, fees, or similar matters.

     Based upon, and subject to, the foregoing and the balance of this letter, we advise you that you may rely on the Opinion as though it had been issued and dated as of the day hereof.

     It should be understood that, although subsequent developments may affect this opinion, we do not have any obligation to update, revise or reaffirm this opinion except as provided in the letter agreement between William Blair & Company and the Independent Allocation Committee dated September 7, 2001.



                                Very truly yours,


                                /s/ William Blair & Company, L.L.C.
                                --------------------------------------
                                WILLIAM BLAIR & COMPANY, L.L.C.